Exhibit 99.56

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in open market or privately negotiated purchases.

MARFRIG GLOBAL FOODS S.A.
Publicly Traded Company
CNPJ/MF No. 03.853.896/0001-40
NIRE 35.300.341.031

NOTICE TO SHAREHOLDERS
Results of the Exercise of Withdrawal Rights

Marfrig Global Foods S.A. (“Marfrig” or “Company”), in continuation of the joint material fact disclosed on this date, which reported on the meetings of the Board of Directors of the Company and BRF S.A. (“BRF”) that deliberated on matters related to the merger issued by BRF by the Company (“Merger”) approved at the Company’s Extraordinary General Meeting that began and was suspended on June 18, 2025, and resumed and concluded on August 5, 2025 (“Meeting”), to present to its shareholders the following information related to the result of the exercise of the Right of Withdrawal (as defined below) and the payment to the Dissenting Shareholder (as defined below) of the amount corresponding to the redemption of their shares.

1	Result of the Right of Withdrawal. During the period for exercising the Right of Withdrawal, between August 6, 2025 (inclusive) and September 5, 2025 (inclusive), the right of withdrawal resulting from the approval of the Merger by the Meeting was exercised by a shareholder holding five (5) shares issued by the Company (“Right of Withdrawal” and “Dissenting Shareholder,” respectively).

2	Reimbursement Amount. The reimbursement amount to be paid to the Dissenting Shareholder will be R$3.32 (three reais and thirty-two cents) per share, corresponding to the net asset value per share issued by the Company on December 31, 2024.

Pursuant to Article 45 of Law No. 6.404, of December 15, 1976 (“Brazilian Corporations Law”) and in accordance with item 6.2 of the “Plan of Merger Issued by BRF S.A. by Marfrig Global Foods S.A.”, entered into on May 15, 2025, as amended on May 26, 2025 (“Plan of Merger”), the book value per share was calculated based on the Company’s net equity as reflected in the financial statements for the fiscal year ended December 31, 2024, as approved by the Ordinary General Meeting held on March 31, 2025, divided by the number of shares issued by the Company on December 31, 2024 (without considering the shares held in treasury on May 15, 2025). The Company informs that the Dissenting Shareholder did not request the preparation of a special balance sheet for reimbursement purposes, pursuant to Article 45, paragraph 2, of the Brazilian Corporations Law.

The total amount of the reimbursement to be paid by the Company to the Dissenting Shareholder is R$16.60 (sixteen reais and sixty cents).

In view of the result determined under the Right of Withdrawal, the Company opted not to avail itself of the prerogative of Article 137, paragraph 3, of the Brazilian Corporations Law.

3	Reimbursement Payment. The reimbursement payment to Dissenting Shareholder will be made on September 17, 2025, by crediting the respective custody account, according to the data registered with the respective custody agent or with the Banco Bradesco S.A., the institution responsible for bookkeeping the shares issued by the Company (“Bookkeeper”), as applicable. The 5 shares subject to the Right of Withdrawal will be held in treasury for subsequent cancellation.

The Company will keep its respective shareholders and the market informed about the progress of the Merger and other matters discussed herein.

São Paulo, September 8, 2025.

MARFRIG GLOBAL FOODS S.A.

Tang David
Chief Financial Officer and Investor Relations Officer